Exhibit 97.1

COMPENSATION RECOUPMENT POLICY OF

INTCHAINS GROUP LIMITED

December 1, 2023

Section 1. Purpose.

Intchains Group Limited (the “Company”) has adopted this Compensation Recoupment Policy (this “Policy”) to implement a mandatory compensation recovery policy in the event of a Restatement in compliance with the applicable Nasdaq Listing Rules.

Any capitalized terms used, but not immediately defined, in this Policy have the meanings set forth in Section 14.

Section 2. Administration.

This Policy shall be administered in the sole discretion of the Committee. The Committee shall have the discretion to interpret the Policy and make all determinations with respect to this Policy, consistent with applicable law and this Policy. Without limiting the foregoing this Policy shall be interpreted in a manner that is consistent with the requirements of the Applicable Rules, and compliance with this Policy shall not be waived by the Committee, the Board or the Company in any respect. Any interpretations and determinations made by the Committee shall be final and binding on all affected individuals.

Section 3. Effective Date.

This Policy shall be effective as of the date of adoption by the Board, with retroactive applicability to October 2, 2023 (the “Effective Date”). This Policy applies to Incentive-Based Compensation that is Received by any Executive Officer on or after the Effective Date as described in Section 7 below.

Section 4. Amendment.

The Committee may amend this Policy from time to time in its discretion, subject to any limitations under applicable law or listing standards, including the Applicable Rules. Without limiting the forgoing, the Committee may amend this Policy as it deems necessary to reflect any amendment of the Applicable Rules or regulations or guidance issued under the Applicable Rules.

Section 5. No Substitution of Rights; Non-Exhaustive Rights.

Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights that may be available to the Company pursuant to (a) the Company’s 2022 share incentive plan, and as it may be amended, modified, restated and/or supplemented from time to time, or any other incentive plan of the Company or any of its subsidiaries (if any), (b) the terms of any policy or provision in any employment agreement, compensation agreement or arrangement, or other agreement or document (if any), or (c) any other legal remedies available to the Company under applicable law.

In addition to recovery of compensation as provided for in this Policy, the Company may take any and all other actions as it deems necessary, appropriate and in the Company’s best interest in connection with the Committee determining that this Policy should apply, including without limitation termination of the employment of, or initiating legal action against, an Executive Officer, and nothing in this Policy limits the Company’s rights to take any such appropriate actions.

Section 6. Recovery on a Restatement.

In the event that the Company is required to prepare a Restatement, the Company shall reasonably promptly recover from an Executive Officer the amount of any erroneously awarded Incentive-Based Compensation that is Received by such Executive Officer during the Recovery Period. The amount of erroneously Received Incentive-Based Compensation will be the excess of the Incentive-Based Compensation Received by the Executive Officer (whether in cash, shares or otherwise) based on the erroneous data in the original financial statements over the Incentive-Based Compensation (whether in cash, in shares or otherwise) that would have been Received by the Executive Officer had such Incentive-Based Compensation been based on the restated results, without respect to any tax liabilities incurred or paid by the Executive Officer.

Recovery of any erroneously awarded compensation under this Policy is not dependent on fraud or misconduct by any Executive Officer in connection with a Restatement.

Without limiting the foregoing, for Incentive-Based Compensation based on the Company’s stock price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in the Restatement, (a) the amount shall be based on the Company’s reasonable estimate of the effect of the Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was Received and (b) the Company shall maintain documentation of the determination of that reasonable estimate and provide such estimate to Nasdaq as required by the Applicable Rules.

In addition to the foregoing, in the event that an Executive Officer fails to repay or reimburse erroneously awarded compensation that is subject to recovery, the Committee may require an Executive Officer to reimburse the Company for any and all expenses reasonably incurred (including legal fees) by the Company in recovering erroneously awarded compensation under this Policy.

Section 7. Covered Executive Officers and Covered Incentive-Based Compensation.

This Policy covers all persons who are Executive Officers at any time during the Recovery Period for which Incentive-Based Compensation is Received. Incentive-Based Compensation shall not be recovered under this Policy to the extent Received by any person before the date the person served as an Executive Officer. Subsequent changes in an Executive Officer’s employment status, including retirement or termination of employment, do not affect the Company’s right to recover Incentive-Based Compensation pursuant to this Policy.

This Policy shall apply to Incentive-Based Compensation that is Received by any Executive Officer on or after the Effective Date. For the avoidance of doubt, this will include Incentive-Based Compensation that may have been approved, awarded, or granted to an Executive Officer on or before the Effective Date if such Incentive-Based Compensation is Received after the Effective Date.

Each Executive Officer shall execute an Acknowledgment Agreement relating to this Policy in the form of Annex A hereto promptly after the adoption of this Policy or such person’s first becoming an Executive Officer.

Section 8. Methods of Recovery; Limited Exceptions.

The Committee shall determine, in its sole discretion, the method of recovering any Incentive-Based Compensation subject to this Policy, including those methods set forth in Section 10.

No recovery shall be required if any of the following conditions are met and the Committee determines that, on such basis, recovery would be impracticable:

(a)

the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered; provided that prior to making a determination that it would be impracticable to recover any Incentive-Based Compensation based on the expense of enforcement, the Company shall (i) have made a reasonable attempt to recover the Incentive-Based Compensation, (ii) have documented such reasonable attempts to recover, and (iii) provide the documentation to Nasdaq;

(b)

recovery would violate home country law where that law was adopted prior to November 28, 2022; provided that, prior to making a determination that it would be impracticable to recover any Incentive-Based Compensation based on a violation of home country law, the Company shall (i) have obtained an opinion of home country counsel, acceptable to Nasdaq, that recovery would result in such violation, and (ii) provide a copy of such opinion to Nasdaq; or

(c)

recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and U.S. Treasury regulations promulgated thereunder.

Section 9. Reporting; Disclosure; Monitoring.

The Company shall make all required disclosures and filings with the Regulators with respect to this Policy in accordance with the requirements of the Applicable Rules, and any other requirements applicable to the Company, including the disclosures required in connection with SEC filings.

Section 10. Methods of Recovery.

Subject to Section 8, in the event that the Committee determines that this Policy should apply, to the extent permitted by applicable law, the Company shall, as determined by the Committee in its sole discretion, take any such actions as it deems necessary or appropriate to recover Incentive-Based Compensation. The actions may include, without limitation (and as applicable):

(a)	forfeit, reduce or cancel any Incentive-Based Compensation (whether vested or unvested) that has not been distributed or otherwise settled;

(b)	seek recovery of any Incentive-Based Compensation that was previously paid to the Executive Officer;

(c)	seek recovery of any amounts realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based Incentive-Based Compensation;

(d)

recoup any amount in respect of Incentive-Based Compensation that was contributed or deferred to a plan that takes into account Incentive-Based Compensation (excluding certain tax-qualified plans, but including deferred compensation plans, and supplemental executive retirement plans, and insurance plans to the extent otherwise permitted by applicable law, including Section 409A of the Code) and any earnings accrued on such Incentive-Based Compensation;

(e)	offset, withhold, eliminate or cause to be forfeited any amount that could be paid or awarded to the Executive Officer after the date of determination; and

(f)	take any other remedial and recovery action permitted by law, as determined by the Committee.

In addition, the Committee may authorize legal action for breach of fiduciary duty or other violation of law and take such other actions to enforce the obligations of the Executive Officer to the Company as the Committee deems appropriate.

Section 11. Notice.

Before the Company takes action to seek recovery of compensation pursuant to this Policy against an Executive Officer, the Company shall take commercially reasonable steps to provide such individual with advance written notice of such compensation recovery; provided that this notice requirement shall not in any way delay the reasonably prompt recovery of any erroneously awarded Incentive-Based Compensation.

Section 12. No Indemnification.

The Company shall not indemnify any current or former Executive Officer against the loss of erroneously awarded compensation, and shall not pay or reimburse any such person for premiums incurred or paid for any insurance policy to fund such person’s potential recovery obligations.

Section 13. Governing Law.

This Policy and all determinations made and actions taken pursuant hereto, to the extent not otherwise governed by mandatory provisions of the Applicable Rules, shall be governed by and construed in accordance with the laws of the Cayman Islands without regard to choice of law principles. If any provision of this Policy shall be held illegal or invalid for any reason, such illegality or invalidity shall not affect the remaining parts of this Policy, but this Policy shall be construed and enforced as if the illegal or invalid provision had never been included in this Policy.

Section 14. Defined Terms.

The following capitalized terms used in this Policy have the following meanings:

(a)

“Applicable Rules” means Section 10D of the Exchange Act and Rule 10D-1 promulgated thereunder, Listing Rule 5608 of the Listing Rules of The Nasdaq Stock Market LLC (“Nasdaq”) and any other national stock exchange rules that the Company is or may become subject to.

(b)	“Board” means the Board of Directors of the Company.

(c)	“Committee” means the Compensation Committee of the Company, or, in the absence of such committee, a majority of independent directors serving on the Board.

(d)	“Exchange Act” means the Securities Exchange Act of 1934, as amended.

(e)	“Regulators” means, as applicable, the Securities and Exchange Commission (the “SEC”) and Nasdaq.

(f)

“Executive Officer” means each officer of the Company who is the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice president of the Company in charge of a principal business unit, division or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar significant policy-making functions for the Company, as determined under 17 CFR §229.401(b). Any executive officer of any of the Company’s parents or subsidiaries is an “Executive Officer” for purposes of this Policy if such executive officer performs significant policy-making functions as described in the preceding sentence for the Company.

(g)

“Financial Reporting Measures” means (i) measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures, including but not limited to, the following examples of accounting-based measures and measures derived from: (a) revenues; (b) net income; (c) operating income; (d) profitability of one or more reportable segments; (e) financial ratios (e.g., accounts receivable turnover and inventory turnover rates); (f) net assets or net asset value per share (e.g., for registered investment companies and business development companies that are subject to the rule); (g) earnings before interest, taxes, depreciation and amortization; (h) funds from operations and adjusted funds from operations; (i) liquidity measures (e.g., working capital, operating cash flow); (j) return measures (e.g., return on invested capital, return on assets); (k) earnings measures (e.g., earnings per share); (l) sales per square foot or same store sales, where sales is subject to an accounting restatement; (m) revenue per user, or average revenue per user, where revenue is subject to an accounting restatement; (n) cost per employee, where cost is subject to an accounting restatement; (o) any of such financial reporting measures relative to a peer group, where the Company’s financial reporting measure is subject to an accounting restatement; and (p) tax basis income; (ii) the Company’s stock price; and (iii) total shareholder return in respect of the Company. A “Financial Reporting Measure” need not be presented within the financial statements or included in a filing with the SEC.

(h)

“Incentive-Based Compensation” means any compensation that is granted, earned, or vested, based wholly or in part upon the attainment of a Financial Reporting Measure, including but not limited to, (a) non-equity incentive plan awards that are earned based wholly or in part on satisfying a Financial Reporting Measure performance goal; (b) bonuses paid from a “bonus pool,” the size of which is determined based wholly or in part on satisfying a Financial Reporting Measure performance goal; (c) other cash awards based on satisfaction of a Financial Reporting Measure performance goal; (d) restricted stock, restricted stock units, performance share units, stock options, and stock appreciation rights that are granted or become vested wholly or in part on satisfying a Financial Reporting Measure performance goal; and (e) proceeds received upon the sale of shares acquired through an incentive plan that were granted or vested based wholly or in part on satisfying a Financial Reporting Measure performance goal. Incentive-Based Compensation does not include, among other forms of compensation, equity awards that vest exclusively upon completion of a specified employment period, without any performance condition, and bonus awards that are discretionary or based on subjective goals or goals unrelated to Financial Reporting Measures.

(i)

“Received” – Incentive-Based Compensation is deemed “Received” for the purposes of this Policy in the Company’s fiscal period during which the Financial Reporting Measure applicable to the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.

(j)

“Recovery Period” means the three completed fiscal years immediately preceding the date on which the Company is required to prepare a Restatement, which date is the earlier of (i) the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement or (ii) a date that a court, regulator or other legally authorized body directs the Company to prepare a Restatement. In addition to the above mentioned three completed fiscal years, the “Recovery Period” shall also include any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years, provided that, a transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to 12 months would be deemed a completed fiscal year.

(k)

“Restatement” means that the Company is required to prepare an accounting restatement due to a material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements (i) that is material to the previously issued financial statements, or (ii) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

Annex A

ACKNOWLEDGMENT AGREEMENT IN RELATION TO

COMPENSATION RECOUPMENT POLICY OF INTCHAINS GROUP LIMITED

I, the undersigned, hereby irrevocably acknowledge, accept, and agree to be bound by all of the terms and conditions of the Compensation Recoupment Policy, as it may be amended, restated, supplemented, or otherwise modified from time to time (the “Policy”), of Intchains Group Limited (the “Company”), both during and after my employment with the Company, including, without limitation, agreeing to (i) promptly repay, return, or forfeit any erroneously awarded Incentive-Based Compensation (as defined in the Policy) subject to recovery under the Policy, and (ii) the Company’s right to reduce, cancel, offset, withhold, or eliminate, as applicable, or otherwise take any other remedial or recovery action permitted by applicable law or contract, with respect to any other amounts granted, awarded, earned, or paid to me by the Company to effect any recovery under the Policy.

I also irrevocably acknowledge, accept, and agree that any Company right of recovery under the Policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to the Company pursuant to the terms and conditions of any equity incentive plan, cash incentive plan, employment agreement, compensation agreement, award agreement, separation agreement, or similar agreement or arrangement or other legal or contractual remedies available to the Company.

I further irrevocably acknowledge, accept, and agree that the Board (as defined in the Policy) and the Committee (as defined in the Policy) have the authority to administer and amend the Policy from time to time, and that any and all interpretations, decisions, and determinations of the Board and/or the Committee under or relating to the Policy shall be final, conclusive, and binding on all affected parties.

Signature

Print Name

Date

Annex A